UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: May 23, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports

First Quarter 2012 Financial Results

1Q12 Revenue was RMB60.3 Million ($9.6 Million)

1Q12 Net Income was RMB0.7 Million ($0.1 Million)

1Q12 Non-GAAP Adjusted Net Income was RMB1.4 Million ($0.2 Million)

Live conference call to be held Thursday, May 24, 2012 at 8:00 am ET

Beijing, China, May 23, 2012 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced unaudited financial results for the first quarter of 2012.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased to announce financial results for the first quarter of 2012 which demonstrate that Nuokang has been gradually recovering through our restructuring efforts. This quarter, revenue from our flagship Baquting product recovered sequentially to RMB57.5 million from RMB52.2 million in the fourth quarter of 2011. Our marketing agent sales remained strong. Our direct sales, although weak compared to the prior year period, recovered noticeably from the fourth quarter of 2011. This is especially significant in light of the first quarter historically being our seasonally weaker period as it coincides with the Chinese New Year. We are encouraged by these positive signs and continue to believe in the potential of our product portfolio.

“We continue to focus on strengthening our business through several measures. First, we continue to adjust our sales strategy for Baquting to better adapt to an increasingly competitive landscape. Next, we are diversifying our product portfolio by investing in market education and clinical trials for new products to generate greater recognition for their efficacy and safety. Lastly, we will maintain a strong balance sheet and operating cash flows. Looking ahead, we anticipate gradual recovery in revenue and profit.”

First Quarter 2012 Financial Highlights

•	Revenue was RMB60.3 million ($9.6 million)[1] compared to RMB64.5 million in the prior year period;

•	Baquting revenue was RMB57.5 million ($9.1 million) compared to RMB60.8 million in the prior year period;

•	Gross profit was RMB52.1 million ($8.3 million) compared to RMB56.3 million in the prior year period;

[1]

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2012, were made at the noon buying rate of RMB6.2975 to USD1.00 on March 30, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

•	Gross margin was 86.5% compared to 87.2% in the prior year period;

•	Operating income was RMB747,000 ($119,000) compared to RMB17.9 million in the prior year period;

•	Net income was RMB700,000 ($111,000), or RMB0.04 ($0.01) per diluted ADS[2] compared to RMB10.9 million, or RMB0.55 per diluted ADS, in the prior year period; and

•	Non-GAAP adjusted net income was RMB1.4 million ($216,000) compared to RMB13.8 million in the prior year period.

First Quarter 2012 Financial Performance

Revenue for the first quarter of 2012 was RMB60.3 million ($9.6 million) compared to RMB64.5 million in the first quarter of 2011. Revenue from Baquting decreased to RMB57.5 million ($9.1 million) from RMB60.8 million in the prior year period but increased sequentially from RMB52.2 million in the fourth quarter of 2011. This sequential growth reflects the gradual stabilization of the Company’s sales team structure and performance. Baquting revenue as a percentage of total revenue was 95.4% in the first quarter of 2012 compared to 94.2% in first quarter of 2011. Revenue from other products was RMB2.7 million ($0.4 million) compared to RMB3.8 million in the prior year period.

Gross profit for the first quarter of 2012 was RMB52.1 million ($8.3 million) compared to RMB56.3 million in the first quarter of 2011. Gross margin was 86.5% compared to 87.2% in the first quarter of 2011. This margin recovery reflects the nascent recovery of the Company’s direct sales team’s performance as well as the continued strong performance of its marketing agent sales.

Operating income was RMB747,000 ($119,000) compared to RMB17.9 million in the prior year period. This continues to reflect the Company’s focus on strengthening its sales and marketing team for both Baquting and the Company’s new products throughout the first quarter of 2012.

Research and development expenses were RMB2.7 million ($0.4 million) compared to RMB4.2 million in the prior year period. Research and development expenses as a percentage of revenue was 4.5%, within the Company’s expected range.

Selling, marketing and distribution expenses increased 69.2% to RMB35.8 million ($5.7 million) from RMB21.2 million in the prior year period. This was primarily due to the Company’s investment in sales and marketing for Baquting in the first quarter of 2012 to combat similar increases in marketing activities by industry peers as well as the Company’s continued investment in the commercialization of Kaitong and Alpha Lipoic Acid Capsule. Sales, marketing and distribution expense ratio for the first quarter of 2012 was sequentially lower. The Company expects this ratio will continue to decrease as revenues from new products ramp up.

General and administrative expenses remained steady and in line with the Company’s expected range at RMB12.9 million ($2.0 million) from the prior year period.

Provision for income taxes was RMB358,000 ($57,000) compared to RMB4.6 million in the prior year period, as a result of decreased income before tax.

[2]	The Company’s American Depositary Shares, which are traded on the NASDAQ, each of which represents eight ordinary shares of the Company.

Net income was RMB700,000 ($111,000), or RMB0.04 ($0.01) per diluted ADS compared to RMB10.9 million, or RMB0.55 per diluted ADS, in the prior year period.

Non-GAAP adjusted net income, excluding share-based compensation, foreign exchange gains and losses and FIN 48 adjustment, was RMB1.4 million ($216,000) compared to RMB13.8 million in the prior year period.

For the quarter ended March 31, 2012, the Company had approximately 154.8 million weighted average diluted ordinary shares outstanding, or 19.4 million weighted average diluted ADSs.

As of March 31, 2012, the Company had cash and cash equivalents and other short-term investments of RMB231.9 million ($36.8 million) compared to RMB179.4 million as of December 31, 2011.

New Product Performance

The Company continued to make progress with market education and sales channel development for Kaitong and Alpha Lipoic Acid Capsule (“ALA”). For Kaitong, the Company has recently won bids for two additional provinces, bringing the total to ten provinces and four military zones.

For Dianatal® and the new cardiovascular product, the Company is awaiting final-stage SFDA review of testing results. The Company expects SFDA approval by the end of 2012 for both products.

Non-GAAP Measures

Adjusted net income is presented to better illustrate the Company’s ongoing and core operational results. Adjusted net income is defined as net income excluding share-based compensation expense, foreign exchange losses, and FIN 48 adjustment. Adjusted net income may be calculated differently, and therefore Nuokang’s adjusted net income may not be comparable to similarly titled measures of other companies. Adjusted net income is not a measure of financial performance under U.S. generally accepted accounting principles (GAAP), and should not be considered in isolation or as an alternative to net income, cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from adjusted net income are significant and necessary components to the operations of the Company’s business, and, therefore, adjusted net income should only be used as a supplemental measure of operating performance.

Conference Call

The Company will hold a conference call at 8:00 a.m. ET on Thursday, May 24, 2012 to discuss the first quarter 2012 financial results. Listeners may access the call by dialing:

United States toll free:	1-855-500-8701
China toll free:	400-1200654
Hong Kong toll free:	800-903737
United Kingdom toll free:	0800-0159724
International:	65-6723-9385
Conference ID:	78456828

A telephone replay will become available beginning two hours after the conclusion of the call and will remain available through June 7, 2012. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	61-2-8235-5000
Conference ID:	78456828

A webcast will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 4,200 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis; and alpha lipoic acid capsules, or ALA, an antioxidant product that addresses diabetic neuropathy. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the management quotations and the statements relating to the Company’s new product development, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the product portfolio and future financial results may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact Information

China Nuokang Bio-Pharmaceutical Inc.

Mr. Steven Duan

Vice President of Investor Relations

Email: dsz@nkbp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5180

Email: robert.koepp@icrinc.com

CONSOLIDATED STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2011 AND 2012

	1Q 2011	1Q 2012
	(RMB’000)	(RMB’000)	(US$’000)
Net revenue	64,519	60,285	9,573
Cost of revenue	(8,265)	(8,156)	(1,295)

Gross profit	56,254	52,129	8,278

Operating expenses
Research and development costs	(4,223)	(2,684)	(426)
Selling, marketing and distribution expenses	(21,163)	(35,804)	(5,685)
General and administrative expenses	(12,946)	(12,894)	(2,047)

Total operating expenses	(38,332)	(51,382)	(8,159)

Operating profit	17,922	747	119
Interest income	184	502	80
Interest expense	(1,056)	(242)	(38)
Foreign exchange (losses) gain	(1,361)	32	5
Other (loss) income, net	(165)	12	2

Income before income tax expense	15,524	1,051	167
Income tax expense	(4,619)	(358)	(57)

Net income	10,905	693	110

Net loss attributable to non-controlling interest	27	7	1
Net income attributed to ordinary shares	10,932	700	111

Net income per share
Basic	0.07	0.00	0.00
Diluted	0.07	0.00	0.00
Shares used in net income pershare computation
Basic	158,524,942	153,693,170	153,693,170
Diluted	159,205,942	154,826,170	154,826,170
Net income per ADS
Basic	0.55	0.04	0.01
Diluted	0.55	0.04	0.01
Shares used in net income per ADS computation
Basic	19,815,618	19,211,646	19,211,646
Diluted	19,900,743	19,353,271	19,353,271

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 and MARCH 31, 2012

	December 31,	March 31,
	2011	2012
	(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	179,385	191,881	30,469
Restricted cash	5,410	4,328	687
Short-term investments	—	40,000	6,352
Accounts receivable (net of allowance for doubtful accounts of RMB394 and RMB394 (US$63) as of December 31, 2011 and March 31, 2012, respectively)	60,767	58,886	9,351
Bills receivable	109,256	45,755	7,266
Inventories	15,846	16,393	2,603
Prepayments	18,020	17,857	2,836
Other receivables	7,203	5,764	915
Prepaid income tax	8,179	7,943	1,261
Deferred tax assets	1,040	784	124

Total current assets	405,106	389,591	61,864

Non-current assets:
Property, plant and equipment, net	214,171	212,160	33,690
Land use rights, net	35,121	34,951	5,550
Intangible assets, net	21,212	20,618	3,274
Other Investments	3,414	3,414	542
Prepayments	15,884	24,048	3,819
Deferred tax assets	7,406	9,373	1,488

Total non-current assets	297,208	304,564	48,363

TOTAL ASSETS	702,314	694,155	110,227

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	7,000	7,000	1,112
Accounts payable	1,501	2,292	364
Accrued expenses and other payables	34,863	23,778	3,776
Income tax payable	3,312	3,886	617
Unrecognized tax benefits	2,656	3,156	501

Total current liabilities	49,332	40,112	6,370

Non-current liabilities:
Deferred tax liabilities	2,036	2,130	338
Deferred government grants	23,185	24,126	3,831
Long-term payable	12,934	13,142	2,087

Total non-current liabilities	38,155	39,398	6,256

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 157,906,470 shares issued and outstanding as of December 31, 2011; 474,200,000 shares authorized and 157,417,702 shares issued and outstanding as of March 31, 2012)	581	579	92
Additional paid-in capital	469,107	469,298	74,521
Retained earnings	143,180	142,816	22,678

Total shareholders’ equity	612,868	612,693	97,291

Non-controlling interests	1,959	1,952	310

TOTAL EQUITY	614,827	614,645	97,601

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	702,314	694,155	110,227

CONSOLIDATED RECONCILIATION OF NON-GAAP ADJUSTED NET INCOME FOR THE QUARTERS ENDED MARCH 31, 2011 AND 2012
	1Q 2011	1Q 2012
	(RMB’000)	(RMB’000)	(US$’000)
GAAP net income	10,932	700	111
Foreign exchange loss / (gain)	1,361	(32)	(5)
ESOP related charges	1,470	191	30
FIN 48 adjustment	—	500	80

Non-GAAP net income	13,763	1,359	216